

June 11, 2018

Phillip Schwartz
Chief Executive Officer
Entera Bio Ltd.
Kiryat Hadassah
Minrav Building - Fifth Floor
Jerusalem 9112002
Israel

> **Re: Entera Bio Ltd.**
> **Amendment No. 4 to Registration Statement on Form F-1**
> **Filed May 17, 2018**
> **File No. 333-221472**

Dear Dr. Schwartz:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 4 to Form F-1 filed May 17, 2018

Use of Proceeds, page 58

1.   We note your revised disclosure that you will need to raise additional capital for the Phase 2b/3 trial of EB612 and for the Phase 2a trial for EB613. Please further revise to describe how far in the clinical development, and specifically these trials, you expect to reach with the proceeds from this offering.

You may contact Franklin Wyman at 202-551-3660 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related

Phillip Schwartz
Entera Bio Ltd.
June 11, 2018
Page 2

matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-3625 with any other questions.


Division of Corporation Finance
Office of Healthcare & Insurance


cc:	Sophia Hudson, Esq.